Mail Stop 4561

      							June 30, 2005

Mr. Finbarr J. O`Neill
President and Chief Executive Officer
The Reynolds and Reynolds Company
One Reynolds Way
Dayton, Ohio 45430

	Re:	The Reynolds and Reynolds Company
		Form 10-K for the Fiscal Year Ended September 30, 2004 Form 10-Q for the Fiscal Quarter Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 001-10147

Dear Mr. O`Neill:

		We reviewed the above referenced filings and your response letter dated June 10, 2005 and we have the following additional comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Annual Report on Form 10-K for the Year Ended September 30, 2004

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 40

Prior Comment number 4

1. We note you have concluded that based on the criteria of EITF
03-
05, software is not essential to the functionality of hardware installation services and therefore, the hardware installation services are not considered software-related and are excluded from the scope of SOP 97-2. Further, you have concluded that since you do not meet the criteria in paragraph 9 of EITF 00-21 to account for your hardware installation services as a separate unit of accounting, you combine the hardware installation services with the software and software training services and account for the combined unit of accounting as a SOP 97-2 deliverable. If our understanding is correct, tell us why you have determined that SOP 97-2 is the appropriate revenue recognition principle to apply to the combined unit of accounting since the hardware installation services do not fall within the scope of SOP 97-2. Tell us your consideration for recognizing the combined unit of accounting pursuant to SAB Topic 13.

Prior Comment number 5

2. Your response states that your leases are classified as direct financing. We note your revised revenue recognition disclosure provided in Appendix A to your response which states, `the accounting for these direct financing leases is governed by SFAS 13, which requires hardware revenue equal to the fair value of the hardware to be recognized as revenue upon shipment to customers.` Further, we note per your Business Segment disclosure in Note 8 to your Form 10-Q for the quarter ended March 31, 2005 that you have recognized revenue from hardware product sales. Tell us the amount of revenue recognized based on hardware shipped in your direct financing lease transactions for the years ended September 30, 2004, 2003 and 2002 and the six months ended March 31, 2005. Clarify how your policy for recording revenue for hardware in a direct financing lease arrangement complies with paragraph 18 of SFAS 13.

3. We note you have included leasing activity disclosures in your Financial Services footnote, Note 6. Explain how you have considered the significance of your direct financing leasing activity to determine whether this activity should be disclosed separately from other financing activity; see SFAS 13, paragraph 23. If you determine that your direct financing lease activity is significant, tell us how you plan to comply with the disclosure requirements of paragraph 23 of SFAS 13.


Prior Comment number 7

4. We note you referenced the second bullet of paragraph 12 of SOP 97-2 to support your revenue recognition policy for software license, hardware installation and software training. Clarify why you exclude
PCS when recognizing the entire arrangement fee over the period during which the services are expected to be performed. Tell us how you considered recognizing the arrangement fee over the longer of the expected hardware installation and software training services or the
PCS term.

5. Tell us how you considered paragraph 13 of SOP 97-2 to determine whether your undelivered hardware installation and software training services are essential to the functionality of the delivered software. As part of your response, explain how you have considered the timing of customer payments to determine your policy.

Prior Comment number 12

6. Your response indicates that you recognize revenue from `transaction-based` services. Tell us your revenue recognition policy for these services and your consideration for disclosing your policy in accordance with SAB 104, Topic 13.B Question 1. As part of your response, tell us whether these services are included as an element of your software arrangements. If so, tell us whether you have established fair value of these services and the authoritative literature you apply in accounting for these services.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005

Statements of Consolidated Income (Unaudited), page 3

Prior Comment number 14

7. We note that you believe it is appropriate for you to determine basic and diluted earnings per share based on the if-converted method as your Class A and Class B common shares are not participating securities. Tell us why you believe that you are not required to use the two-class method of computing earnings per share as you have multiple classes of common stock; refer to paragraph 1 of EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

Prior Comment number 15

8. We have read your response to our comment regarding the recent reclassification of your auction rate securities and that the quantitative factors you considered, in determining to disclose these changes prospectively, are limited to current assets and operating cash flows. Explain to us how you considered the impact of this reclassification on cash balances reported in your Consolidated Balance Sheets, investing cash flows and increase (decrease) in cash balances reported in your Consolidated Statement of Cash Flows. Also, tell us whether financial statements prior to September 30, 2004 included auction rate securities that were classified in cash, the related amounts and how you considered the impact of these reclassifications on your cash balances and cash flows. If you determine that the amounts are material to reported cash balances and cash flows, amend your Form 10-K and Form 10-Q filings for reclassification of these amounts within your Consolidated Balances
Sheets and Consolidated Statements of Cash Flows and revise your discussion of liquidity in Management`s Discussion and Analysis and your selected financial data, as needed.

9. We note from your response to our prior comment number 15 that it appears you determined your disclosure controls and procedures were effective as of September 30, 2004, December 31, 2004 and March 31,
2005 because the reclassification of auction rate securities was disclosed prospectively. Tell us how you determined that your disclosure controls and procedures were effective as of September 30,
2004 and December 31, 2004, considering your controls did not detect the misclassification of auction rate securities within your financial statements.

*****

		Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Thomas Ferraro, Review Accountant, at (202) 551-3225 or me at (202) 551-3226 if you have any questions regarding these comments.


							Sincerely,


							Craig Wilson
							Senior Assistant Chief
Accountant

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Mr. Finbarr J. O'Neill
The Reynolds and Reynolds Company
June 30, 2005
page 1